Exhibit 4.16

INDIVIDUAL AGREEMENT

(Reference PSi/IA/210898 Rev 1.0)

for the backend processing of semiconductor devices

to

the Basic Agreement dated 7th September 1998 between Siemens Aktiengesellschaft and PSi Technologies, inc.

between

PSi Technologies, Inc.

Electronics avenue,

FTI Complex, Taguig,

Metro Manila, Philippines

-hereinafter referred to as “Supplier”

and

Siemens Components (Advanced Technology) Sdn. Bhd.

Free Trade Zone, batu Berendam,

75350 Melaka, Malaysia.

-hereinafter referred to as “ Siemens” –

– Siemens and Supplier are hereinafter referred to as “Party” or “Parties” –

Article 1 – Definitions

1.1	“Devices” shall mean the semiconductor devices specified in Annex 1.

1.2	“ Contract Products” shall mean Devices processed by Supplier according to Processing specification and packed according the to the Packing Specification. Types of Contract Products as per Annex 1.

1.3	“Effective Date” shall mean the date on which this Agreement enters into force.

1.4	“Packing Specification” shall mean the specification and documentation attached hereto as Annex 2 according to which the Contract Products shall be packaged by Supplier.

1.5	“Processing Specification” shall mean the specification and documentation attached hereto as Annex 3.

1.6	“Requirement for Quality Assurance” shall mean the quality requirements attached hereto as Annex 4.

Article 2 – Scope of Work

2.1	Subject to Purchase Orders pursuant to Article 6.3 below Supplier shall – in accordance with and under use of the Processing Specification – process Devices and pack the processed Devices according to the Packing Specification.

2.2	Supplier shall purchase the material necessary for the processing of Devices in accordance with the Processing Specification.

2.3	The work to be performed by Supplier according to Article 2.1 above shall be done at Supplier’s facility in Manila, Philippines.

2.4	Upon request of Siemens, supplier shall promptly furnish such information , reports or data as set out in Annex 5.

2.5	The technical coordinators of the Parties shall be :

Supplier :

Mr. Marco Parado

Siemens :

Mr. Lim Eng Kuan

Article 3 – Delivery of Devices by Siemens

3.1	Devices are delivered CIF Supplier’s Manila Factory according to incoterms 1990.

3.2	Siemens may ask Supplier to rework defective Devices. Supplier will comply with such request if he is able to rework the Defective Devices. The price for such work shall be agreed separately on a case by case basis.

Article 4 – Qualification Procedure

4.1	Prior to the start of volume processing of each typed of Device or family of Devices, the parties shall conduct a qualification procedure. Supplier shall process the requested quantity of samples of Contract products. These qualification samples shall meet the following requirements :

•	Samples shall originate from a statistically stable production line.

•	Samples shall be recently processed in the production line intended for volume processing of Devices for Siemens.

•	Samples shall not be prepared, tested or prescreened under special conditions, unless these procedures are part of the normal process flow.

4.2	Siemens may perform a System Audit and Line Audit at the start of the processing of the Contract Products. Further regular audits will be carried out on as ix monthly basis or when Siemens deems necessary.

Article 5 – Quality Assurance

5.1	Records of all production, process and quality inspection shall be kept complete and data retention period of such records shall be (10) years.

5.2	The guaranteed yield for processing of Devices shall be as set out in Annex 8.

5.3	All vendor corrective action reports ( VCAR ) have to be replied promptly within five (5) days.

Article 6 – Delivery of Contract Products

7.1	Contract Products shall be delivered FOB Manila Airport according to Incoterms 1990.

7.2	Delivery shall be effected lot by lot. Each lot shall be accompanied with appropriate papers ( lot traveler ). All dispatch notes and/or invoices must include the order number, product number and the lot numbers of Contract Products shipped.

7.3	All production data ( Lot travelers and Statistic Process Control ( SPC) – cards ) of each lot shall be available at Supplier for at least ten (10) years and shall be provided to Siemens upon written request of Siemens.

Supplier shall constantly document and affix its lot number on Contract Products for identification purposes.

If requested by Siemens, supplier shall further mark Contract Products with any marking ( top and bottom ) as determined by Siemens in writing. Supplier will keep records of these shipments and related serial numbers available for Siemens, it requested.

Article 8 – Term of Delivery, Fast Track Orders, Cycle Time

8.1	The term of delivery for Contract Products shall be nine (9) days after arrival of the Devices at Supplier.

8.2	Supplier shall use best efforts to implement a process that will reduce the door to door cycle time and shall ensure that in any event, its in house cycle shall not exceed nine (9) days. In house cycle shall mean throw in of Devices to packing .

Article 9 – Prices, Terms of Payment

9.1	Prices are stated in Annex 6 hereto.

9.2	Payment shall be effected thirty (30) days net after receipt of Contract Products and the respective invoice from Supplier. Siemens and the Subsidiaries of Siemens reserve the right to deduct any amount due to Siemens or Siemens’ Subsidiaries by Supplier.

9.3	Invoices shall be addressed to:

Siemens Components ( Advanced Technology ) Sdn. Bhd.

P.O. Box 52,

75710 Melaka

West Malaysia

9.4	The prices set forth in Annex 6 shall be fixed for a period of one year ( “ Fix Period” ). However, the Parties will review the market conditions, material and labor cost influencing the price to be fixed for the succe3eding Fix Period in good faith. Within the last three months of each Fix Period the Parties shall mutually agree on the price applicable for the next Fix Period.

If the Parties have not worked out a mutually acceptable solution, Supplier shall continue to process Devices at the most recent contractual prices until the Individual Agreement terminates. Should the Parties, however, come to an agreement before the Individual Agreement terminates, then the new price shall apply retroactively.

Article 10 – Warranty/Defects of epidemic nature

Epidemic failure shall mean a factory failure rate at Suppleir exceeding 7,500 dpm or a field return rate exceeding 5.000 dpm.

Article 11 – Consignment of Equipment and Special Tooling

Siemens may consign to Supplier equipment or special tooling which is required for the purposes of this Agreement as set out in Annex 9. The terms and conditions shall be as set out in the Basic Agreement.

Article 12 – Scrap

Rejects and fallouts and other scrap containing Devices, must be destroyed by Supplier unless otherwise mutually agreed. Such destruction if desired, can be witnessed by a Siemens representative. The destruction has to be certified by Supplier in written form.

Article 13 – Term and Termination

This Agreement becomes effective with its execution by both Parties and after the approvals of all authorities concerned have been obtained. It shall be in effect until 30th September 2001 but subject to yearly negotiation on the terms and conditions, volume and prices. The Individual Agreement shall be extended automatically by periods of one year each unless terminated by written notice. The term of notice shall be six (6) months. This Agreement shall automatically terminate upon termination of the Basic Agreement.

Article 14 – Interim Provisions Following Termination

14.1	After notice to terminate this Agreement, by Siemens or by Supplier, Supplier shall continue to supply Siemens according to the terms of this Agreement the Contract Products which are due for delivery up to the expiration for the notice and a further period up to twelve (12) months of specified jo0b relocation to another Supplier or it sown premises, qualification and production ramp – up.

14.2	In case of termination of this Agreement for whatever reason Supplier shall, upon respective written request by Siemens, return all documented “ Siemens Information” received , as well as copied made of such documented information.

14.3	All provisions which by their context are intended to survive termination shall survive.

Article 15 – Miscellaneous

As far as this Individual Agreement contains no provisions or no final provisions the Basic Agreement shall apply supplementary.

In Witness Whereof the Parties hereto have duly executed this Agreement.

Date : 7th September 1998	Date : 7th September 1998

PSi Technologies Inc.	Siemens Components ( Advanced Technology) Sdn. Bhd.

/s/ Arthur J. Young Jr.	/s/ Lee Ah Nga
Arthur J. Young Jr.	Lee Ah Nga
President and Chief Operating Officer	General Manager

INDIVIDUAL AGREEMENT

PSi Technologies, Inc.

And

Siemens Components ( Advanced Technology) Sdn. Bhd.

ANNEXES to Individual Agreement reference PSi/IA/210898 Rev1.0

THE ASSEMBLY AND TESTING OF POWER DEVICES

1.	Types of Devices and Contract Products

2.	Packing Specification

3.	Process Specification and Materials

4.	Requirements for Quality Assurance

5.	Requirements for Process and Quality Reports, Shipping Records and Retention Period

6.	Contract Prices and terms of Payment

7.	Forecast and Demand

8.	Guaranteed Accumulative Production Yield Level

9.	Consigned Equipment and Tooling List

Annex 1

Types of Devices and Contract Products

1.	The Devices are defined as follows :

	Device Types or Wafer for	: D-Pak / I-PAK
To 220-3/ TO 220-3FP
To 247

2.	Contract Products are defined as follows :

	Contract Products	: D-PAK / I-PAK
TO 220-3 / TO 220-3FP
TO 247

Annex 2

Packing Specification

Packing specification shall be as per SIEMENS’s packing specification APAS 30/35, a copy of

Annex 3

Processing Specification and Materials

1.	Processing Specification

1.1	SUPPLIER shall manufacture, test and pack the contract product strictly as per SUPPLIER’s manufacturing specification which shall be approved and signed off by SIEMENS for the following packages with their respective documentation number and revision level:

Package	Manufacturing Specification Doc.#	Revision Level
TO 220	Siemens-TO-4001	Rev.00
TO 220-2FP	To be advised when available
D-PAK	}Siemens-TO-4002	Rev. 00
I-PAK	}
TO 247	Siemens –TO-403	Rev. 00

The above manufacturing specification shall include the following

☐	Testing shall be as per SIEMENS test specification (PV), official copies shall be made available to SUPPLIER

☐	Die-attach solder wire used must be of J-Alloy solder type SnAGSb10 for TO 220 package and type 95Pb/5Sn for D-pak AND I-PAK

☐	Molding compound used must be from Nitto Agreement

1.2	Should there be any change in the manufacturing specification prior written approval must be obtained from SIEMENS. SIEMENS has the right to object to the changes as per condition set forth in article 8 in the Basic Agreement.

2.	Materials

2.1	Wafer shall be consigned by SIEMENS in the form of unsawn wafer.

2.2	Primer, Print Labels and Quality Seal Stickers shall be consigned by Siemens.

2.3	Other raw materials including packing materials shall be provided by the SUPPLIER:

Materials specification shall be as per specified by SUPPLIER’s manufacturing specifications. The material specification shall be disclosed to SIEMENS. Should there be any change in materials specification prior written approval must be obtain from SIEMENS. SIEMENS has the right to object to the changes as per conditions set forth in article 8 in the Basic Agreement.

Annex 4

Requirement for Quality Assurance

1.	The quality requirement and Contract Products specifications are per SUPPLIER Processing Specifications as set forth in Annex 3

2.	SIEMENS deserves the right to perform incoming inspection of the Contract Products to ascertain its compliance to the quality requirement and specifications as per SUPPLIER Processing Specification as set forth in Annex 3.

Annex 5

Requirement for Process and Quality Reports, Shipping Records and Retention Period

1.	The SUPPLIER shall provide the following data to SIEMENS on a monthly basis:

a)	AOQ (Average Outgoing Quality)

b)	PA (Process Average)

c)	Cpk (Capability Indices)

d)	PSC (Process control Survellance Records)

e)	Reliability Monitoring Report

f)	Production Yield Report

g)	Delivery Performance Report

2.	The SUPPLIER shall provide the following data to SIEMENS on a weekly basis with monthly cut-off:

a)	WIP Inventory Reports for raw chips and assembled units

3.	Records of all production, process and quality inspection shall be kept complete and data retention period of such records shall be ten (10) years.

Annex 6

Prices and Terms of Payment

1.	Contract Products Pricing shall be as per attached PSi Agreed Price List for B’Y98/99

2.	Price base : XXXXXXXXXXXXXXX

3.	Terms of Payment : XXXXXXXXXXXXXXXXXXXX

4.	XXXXXXXXXXXXXXXXXXXX

5.	Liquidated damages

XXXXXXXXXXXXXXXXXXXXXXXXXXXXX

PSI AGREED PRICE LIS BY 1998 / 1999

xxxxxxxxxxxxxxxxxxxxxxxxx

Annex 7

Forecast and Demand

1.	Prior to the 15th day of each calendar month SIEMENS shall submit to SUPPLIER a tolling forecast for the next three (3) calendar months period in the manner as follows.

1.1	The 1st calendar month of this rolling forecast shall be firm and binding in quality and Contract Products mix. The 2nd and 3rd calendar months of this rolling forecast is not binding and may fluctuate within the window of plus or minus twenty (20) percents.

Changes in each rolling forecast shall become the basis for the next rolling forecast. Any change in quality which is not within for-mentioned limits is considered to be agreed by SUPPLIER if SUPPLIER does not not object in writing to such variations within five (5) working days upon receipt of forecast from SIEMENS. SUPPLIER shall employ its best efforts to conform with the request of SIEMENS.

1.2	SIEMENS shall order Contract Products by submitting each week a written demand plan, specifying Contract Products, quantities and request delivery dates. SUPPLIER shall deliver the Contract Products as per SIEMENS request in conformity with the clause 1.1 (Annex 2) above.

1.3	Notwithstanding clause 1.1 (annex 2) SIEMENS is entitled without liability to revise its forecast plan for individual Contract Products by giving two(2) months written notice to cater for product cancellation and/or to readjust latest forecast volume due to fluctuation in demand.

1.4	XXXXXXXXXXXXXXXXXXXXX

Annex 8

Guaranteed Accumulative Production Yield Level

1.	The month-to-date Guaranteed Yield levels shall be jointly determined by Supplier and Seimens after three (3) to six (60) months of production run.

2.	The above Guaranteed Yield Levels shall then be used as reference for the calculation of yield loss compensation as per item 4 in Annex 6 on a quarterly basis.

Annex 9

Consigned Equipment Tooling

Package/Product :    Dpak/Ipak

Date of transfer :

S/N	Descriptions	Qty	Fixed Asset No.	Original Acquisition cost ($)
1	Primer Coating Controller	1 unit	015190	Rm	4,500

2	Semi-auto Primer Dispensing Machine	1 unit	015190 (Cap)	Rm	46,000

3	Wire-bonder Delvotec Model 6310	1 unit	06595	Rm	490,675